Northern Lights Fund Trust

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

July 11, 2024

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust (CIK No. 0001355064) Request for Withdrawal of Registration Statement on Form 8-A

Dear Sir or Madam:

The letter is filed in reference to the Registration Statement on Form 8-A, SEC Accession No. 0001580642-24-003619, which was filed on July 10, 2024 pursuant to Section 12(g) of the Securities Act of 1934, as amended, (the “Form 8-A”). The Registrant hereby requests the immediate withdrawal of the Form 8-A, including all exhibits thereto, without prejudice due to a clerical error. Please direct any questions concerning this letter to me at (631) 470-2633 or Andrew Davalla at Thompson Hine LLP, counsel to the Trust at (614) 469-3353.

Very truly yours,
/s/Stephanie Shearer
Stephanie Shearer
Secretary, Northern Lights Fund Trust